

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 18, 2016

Zev Turetsky
Chief Executive Officer
Zev Ventures, Inc.
500C Grand St.
Apartment 3G
New York NY, 10002

> **Re: Zev Ventures, Inc.**
> **Amendment No. 8 to Registration Statement on Form S-1**
> **Filed August 4, 2016**
> **File No. 333-205271**

Dear Mr. Turetsky:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 28, 2016 letter.

General

1. Please provide an updated auditor's consent in your next amendment.

2. Please provide updated financial statements pursuant to Rule 8-08 of Regulation S-X in your next amendment.

Zev Turetsky
Zev Ventures, Inc.
August 18, 2016
Page 2

Certain Relationships and Related Transactions, page 22

3. We note your response to our prior comment 1. Please disclose the amount of principal paid on the loan. Additionally disclose why the company owes $45,503 when the amount loaned was only $26,303. Based on the notes to your financial statements it appears the loan bears no interest.

        You may contact Heather Clark at (202) 551-3624 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Adams at (202) 551-3191 or me at (202) 551-3859 with any other questions.

                                                    Sincerely,

                                                    /s/ John Dana Brown

                                                    John Dana Brown
                                                    Attorney Advisor
                                                    Office of Transportation and Leisure

cc: William Eilers
        Eilers Law Group, P.A.